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                            June 29, 2020

       Kevin Jones
       Chief Executive Officer
       Rackspace Technology, Inc.
       1 Fanatical Place
       City of Windcrest
       San Antonio, TX 78218

                                                        Re: Rackspace
Technology, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 18,
2020
                                                            CIK No. 0001810019

       Dear Mr. Jones:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 2, 2020

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Capitalization, page 57

   1. Revise the as adjusted column to give effect to the repayment of debt with offering proceeds. Also, revise
your disclosure on page 55 to quantify the amount of debt you expect to repay with
the proceeds of the offering.
 Kevin Jones
FirstName
Rackspace LastNameKevin
           Technology, Inc.Jones
Comapany
June       NameRackspace Technology, Inc.
     29, 2020
June 29,
Page 2 2020 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Adjusted EBITDA Minus Capital Expenditures, page 93

2. We refer to the revisions made in response to prior comment 8 and note that the Adjusted
         EBITDA Minus Capital Expenditures measure excludes charges that require cash settlement. Such charges cannot be excluded from non-GAAP liquidity measures per
         Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to ensure that your non-GAAP liquidity measure does not exclude charges or liabilities that required or will require cash settlement.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brian M. Janson, Esq.